BEYOND GOLDEN HOLDINGS LIMITED
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

April 8, 2011

Mark P. Shuman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Beyond Golden Holdings Limited
Registration Statement on Form 20-F
Filed February 10, 2011
File No. 000-54021

Dear Mr. Shuman:

We are today filing amendment No. 1 to the above captioned registration statement.  I am writing in response to your letter dated March 9, 2011.  The Staff’s comments are set forth and indented below, each followed by our response.

General

1.
Please note that your registration statement will become effective by operation of law sixty days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing.  If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response to Comment 1

I have noted your comment.

Item 5. Operating and Financial Review and Prospects, page 9

A.  Operating Results, page 9

2.
We note your disclosure on page 9, which states that “[i[f and when funds are required for [y]our operations, Mr. Guo, [y]our President and sole beneficial shareholder, may provide the necessary funds or may approach other potential investors to obtain the necessary funds.”  There is similar disclosure elsewhere in the registration statement, such as on pages 2, 3 and 10.  Such disclosure appears to be inconsistent with your disclosure on pages F-10 and F-19, which states that while you are attempting to find an acquisition company, management intends to raise additional funds by way of a public or private offering and that your ability to continue as a going concern is dependent upon “rais[ing] additional funds to support the Company’s daily operations.”  Please revise your disclosure so that it is consistent.

Response to Comment 2

We are today filing Amendment No. 1 to the registration statement.  We have modified the disclosure in Note 3 at pages F-10 and F-19 to be consistent with the related disclosure in the non-financial portion of the registration statement, and to more accurately reflect the funding plans of the Company.

Item 7.  Major Shareholders and Related Party Transactions, page 13

3.
Please provide background information of the events leading to the transfer of 50,000 outstanding shares of your common stock from Mr. Lindley to Eternal City Investments, Ltd., which is owned by Mr. Guo, for no apparent consideration.

Response to Comment 3

In Amendment No. 1 to the registration statement, we have modified the disclosure at pages 15 and 16 to describe the events leading to the transfer of ownership of the Company from Mr. Lindley to Eternal City Investments, Ltd., and made more specific disclosure of the obligation assumed by Eternal City Investments as consideration for the transfer of shares.

Sincerely,

/s/ Wei Guo

Wei Guo
Chief Executive Officer

ACKNOWLEDGEMENT

Beyond Golden Holdings Limited hereby acknowledges that:

-	Beyond Golden Holdings Limited is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Beyond Golden Holdings Limited may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Beyond Golden Holdings Limited

By:	/s/ Wei Guo
Wei Guo
Chief Executive Officer